UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) August 6, 2020

ACQUSALUT INC.

(Exact name of issuer as specified in its charter)

Florida

State or other jurisdiction of incorporation or organization

83-4309196
 (I. R. S. Employer

Identification No.)

7 Deer Park Drive, Suite M-1, Monmouth Junction, NJ 08852
(Full mailing address of principal executive offices)

800-651-9817
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock with no par value.

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 1.

Fundamental Change

Acqusalut Inc.,--- new name XEME Biopharma Holdings Inc--- (“the Company,” “XBH”) pursuant to an amended Articles of Incorporation filed with State of Florida on August 3, 2020 entered into a share exchange agreement on August 3, 2020,  with XEME Biopharma Inc., a corporation incorporated in the State of Delaware (“XEME”) and the selling stockholders of XEME, R2T Biopharma Inc., a corporation incorporated in the State of California (“R2T”) which are made a party hereto (each, an “XEME Shareholder” and together with XEME and the Company, the “Parties” and each, a “Party”) to be effective concurrently with the time and date amended articles of incorporation (“AOC”) of XBH is filed to change its previous name to the new name and also change the stock structure of the company.

The Company expects to account for the share exchange agreement for accounting purposes as a recapitalization and reverse merger pursuant which the historical financial statements of XEME will become the historical financial statements of the registrant subsequent to the merger. The Transaction is intended to constitute a tax-free reorganization under Section 351 of the Internal Revenue Code of 1986, as amended

Forward Looking Statements

This report and other reports filed by the Company from time to time with the Securities and Exchange Commission (collectively, the “Filings”) contain or may contain forward looking statements and information that are based upon beliefs of, and information currently available to, Registrant’s management as well as estimates and assumptions made by the Company’s management. When used in the filings the words “anticipate”, “believe”, “estimate”, “expect”, “future”, “intend”, “plan” or the negative of these terms and similar expressions as they relate to the Company or Company’s management identify forward looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to risks, uncertainties, assumptions and other factors relating to the Company’s industry, the Company’s operations and results of operations and any businesses that may be acquired by the Company. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

Description of Business

History of the Company

The Company was incorporated in the State of Florida on April 2, 2019 under the name Acqusalut Inc. On August 3, 2020, the Company filed an amendment to its Articles of Incorporation to change the name of the Company to XEME Biopharma Holdings Inc. On the Closing Date, and following the acquisition of the Target Shares, the business of XEME became our business.

Overview of XEME

XEME was incorporated in the state of Delaware March 7, 2005.  The founders of XEME were Mircea C. Popescu, MD, PhD, Richard J. Robb, PhD, and Larry Kwak, MD, PhD.  On November 18, 2011, XEME was acquired by Thera Test Laboratories, Inc (the “TTL”) and became a wholly owned subsidiary of TTL. From June 2016 to March 2020, XEME was operated as a segment of TTL.

Xeme is a clinical stage biotech company dedicated to the development of innovative therapeutic cancer vaccines (“TCV”) and other immune-oncology products. XEME plans to have its vaccines and other products rapidly produced to be able to easily administer, non-toxic, safe and could significantly improve safety and efficacy outcomes for hematologic and solid tumor indications. XEME fiscal year ends December 31.  XEME maintains its place of business at 7 Deer Park Drive, Suite M-1, Monmouth Junction, NJ 08852 and currently has 5 full time employees and two part time employees.

Description of XEME Business and Principal Products

XEME’s vaccine candidates are manufactured using a patented nanotechnology enabled TCV platform dubbed Aggregon. In the case of autologous TCV, each vaccine is produced for a single patient from their own tumor cells. The product consists of a multitude of synthetic, microbial-sized, concentric-membranes structures containing the totality of tumor antigens and a powerful cytokine (Interleukin – 2, or “IL-2”) that activates tumor killer cells. The microbe-sized construct stimulates antigen-presenting dendritic cells (DC), which increases the efficiency of an anti-tumor response. The presence of an immune-stimulatory cytokine (IL-2) recruits and expands tumor specific lymphocytes (cytotoxic T cells and natural killer cells). By design, the billions of Aggregon particles in a milky suspension, inoculated directly and conveniently (subcutaneous) into a patient, ensures focused and sustained delivery of the total cancer antigenic repertoire and IL-2, to achieve an optimal long-lived immune response and a decreased chance for metastatic cancer relapse.

Alternatively, tumor antigens derived through hybridoma or recombinant technologies, synthesized based on DNA sequence of each patient tumor (neoantigens) or common tumor antigens can also be incorporated in the Aggregon structure. Finally, a third kind of TCV that does not contain tumor antigens has also been tested pre-clinically for in situ vaccination applications, i.e. vaccination upon intra-tumoral (IT) administration of Liposomal IL-2 (Oncolipin-IT; Neville et al., Cytokine, 2001, 16: 239; Neville et al., Cytokine, 2000, 12: 1691 ).

An MLCV is formed by interaction of two components: lipid nanovesicles (<30 nanometers) and a gamma chain cytokine (e.g. IL-2). The cytokine in the presence of nanovesicles will reveal a single tryptophan amino acid. This hydrophobic amino acid will disrupt the nanovesicles, inserting the cytokine into the resulting lipid membrane that in time, through aggregation, coalescence and fusion will form the MLCV of microbial dimensions (2 to 10 μm) under strictly controlled conditions. The EM images above depict this process. Importantly, the IL -2 is inserted into MLCV in the right conformation to bind to IL-2 receptor.

An MLCV can be further developed into an Aggregon® by adding various antigens individually or extracted from tumor cells at the beginning of the self-assembling process. An Aggregon® is thus a lipo-protein microscopic structure that captures the antigenic diversity of the tumor, a mini “cancer cell -like” entity that upon administration as a vaccine, is able to function as a slow release delivery system for IL-2 and for the antigens incorporated in its structure. A freeze fracture EM image of an Aggregon membrane patches that contain tumor antigens ®.

From: Popescu et al, USPTO Patent #: US 6,207,170 B1 (XEME does not claim any patent rights under US 6,207,170 B1, which lapsed on March 27, 2009).

Suppliers

Major supplier of XEME is Hoffmann- La Roche in Switzerland that supply human Interleukin-2 (cytokines) for Aggregon® (Therapeutic Cancer Vaccine).

Awards

American Society of Hematology provided research awarded to Dr. Mircea Popescu the Chief Executive Officer of XEME (160:3637; Popescu et al, Blood, 2007).

National Institute of Health (NIH) and National Cancer Institute (NCI) awarded Small Business Innovation Research Grants to Dr. Richard J. Robb (who is the Vice President Research, Development and Quality Assurance of XEME in 2008)

Plan for Product Distribution

Xeme Biopharma, Inc. is a clinical stage company.  The Company plans clinical trials with M.D. Anderson Cancer Center for Follicular lymphoma, Northwestern University for Chronic lymphocytic leukemia, and University of Illinois for Colorectal cancer.  The Company also plans clinical trials for Ovarian cancer and prostate cancer with major cancer research center in the states.

Competitive Business Conditions and Position in the Industry and Methods of Competition

Designated as the “Breakthrough of the Year” by Science magazine in 2013 (Couzin-Frankel, Science, 2013, 342: 1432), Cancer Immunotherapies can be classified as:

A. Passive – using monoclonal antibodies against cancer specific surface antigens (e.g. Trastuzumab/Herceptin against Her-2 / Neu receptor in breast & gastric carcinomas, Rituximab/Rituxan against CD20 in CLL & lymphomas and Cetuximab against epidermal growth factor receptor in colorectal carcinomas). Passive immunotherapies offer improved specificity derived outcomes and higher rates of compliance compared with traditional therapies.

B. Active – based on boosting the anti-tumor immunity by using Immune Check-point agents (e.g. Yervoy, Keytruda and Opdivo), tumor associated antigens (e.g. Provenge / Sipuleucel-T in castration-resistant Prostate cancer), Chimeric Antigen Receptor – T cells (CAR-T), bi-specific antibodies, oncolytic viruses (in situ vaccination, Amgen’s T-Vec) and Therapeutic Cancer Vaccines (TCVs).

Our vaccine (TCV) is classified in Active by FDA.  Among the competitors, classified as Active, we are in very unique market position.  Since our IND #15639 is based on therapeutic platform, not medical product, we can perform several clinical trials to multiple different kinds of cancer patients at the same time with low costs.  While our competitors are larger than we are, and have substantially greater financial resources than we do, we would be able to compete in these markets successfully, if additional fund raising is completed as planned.

Competitors in the Active Cancer Immunotherapy industry are summarized herebelow.

Dendritic Cell-based competitors: Dendreon, Northwest Biotherapeutics, Bavarian Nordic, etc. are in the areas of cancer vaccines for solid tumors, which may compete in our products, Aggregon®

CAR-T based competitors: Kite Pharm, Juno Therapeutics, Bellieum Pharmaceuticals, etc. may compete with us in the area of cancer vaccines for blood cancers.

Other competitors: Aduro Biotech, Advaxis Inc. Celldex Therapeutics, Cure Vac, etc. may compete with us in the area of infectious disease.

Effect of Existing or Probable Governmental Regulations on the Business

FDA offers expedited program for drug approval to Therapeutic Cancer Vaccines industry.  With obtained Investigational new drug (IND # 15639), the company would take advantage of the expedited program of FDA

Costs and Effects of Compliance with Environmental Laws

We are not aware of any specific cost or effects for environmental law compliances in operating our business.

Number of Total Employees and Number of Full-Time Employees

XEME has 6 full time employees and 1 part time employee.

Business Address

XEME rents 1,704 Sq feet of office space paying a monthly rental of $3,550 at 7 Deer Park Drive, Suite M-1, Monmouth Junction, NJ 08852.

Implications of Being an Emerging Growth Company

We qualify as an emerging growth company as that term is used in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	A requirement to have only two years of audited financial statements and only two years of related MD&A;

•	Exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002;

•	Reduced disclosure about the emerging growth company’s executive compensation arrangements; and

•	No non-binding advisory votes on executive compensation or golden parachute arrangements.

We have already taken advantage of these reduced reporting burdens in this current report on Form 8-K, which are also available to us as a smaller reporting company as defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards.  We are choosing to utilize the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act.  This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We could remain an emerging growth company for up to five years from October 9, 2017, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

As a result of filing a registration statement with the SEC which went effective on August 15, 2017, we were obligated to file reports required under sections 13 and 15(d) of the Exchange Act through September 30, 2017, and now we are a voluntary reporting company and intend to continue to file all reports as if we were a mandatory reporting company.

Risk Factors

Pursuant to Regulation 503As a smaller reporting companies, we are not required to provide risk factors; however certain risks related to the Company and to our business are set forth in the offering statement we filed with the Commission under Regulation A on October 29, 2019.

Management's Discussion and Analysis of Financial Condition and Results of Operations

As the result of the Transactions and the change in business and operations of the Company from a live entertainment business to a biotech company a discussion of the past, pre-Transaction financial results of the Company, is not pertinent, and under applicable accounting principles the historical financial results of XEME, the accounting acquirer, prior to the Transactions are considered the historical financial results of the Company.

The following discussion highlights XEME’s results of operations and the principal factors that have affected our financial condition as well as our liquidity and capital resources for the periods described, and provides information that management believes is relevant for an assessment and understanding of the statements of financial condition and results of operations presented herein. The following discussion and analysis are based on XEME’s audited financial statements contained in this Current Report, which we have prepared in accordance with United States generally accepted accounting principles. You should read this discussion and analysis together with such financial statements and the related notes thereto.

Basis of Presentation

The audited financial statements for XEME for the period ended March 31, 2020 and the year ended December 31, 2019 include a summary of significant accounting policies and should be read in conjunction with the discussion below. In the opinion of management, all material adjustments necessary to present fairly the results of operations for such periods have been included in these audited financial statements. All such adjustments are of a normal recurring nature.

Critical Accounting Estimates

We have evaluated the accounting estimates that we use to prepare our financial statements in this current report. A complete summary of these policies is included in notes to XEME’s audited financial statements included with this current report. In general, management’s estimates are based on historical experience, on information from third party professionals, and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

XEME focuses on following products:

OncoQuest for autologous, personalized Therapeutic Cancer Vaccine product

OncoQuest and Oncolipin for non-personalized active immunotherapy product

For accounting purposes, we reported one segment as our chief operating decision maker only reviews our financial information as one combined segment.

Results of Operations for XEME for the period ended March 31, 2020 and the year ended December 31, 2019

The following discussion should be read in conjunction with the financial statements, including the notes thereto, appearing elsewhere in this current report and in the Company’s Filings. Audited financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles.

Revenues

There were no Revenue for XEME for the period ended March 31, 2020 and the year ended December 31, 2019. XEME was incorporated in 2005 but was operating as a segment of TTL from June 2016 to November 2019 when R2T bought 100% of XEME from TTL began operations fully in March 2020.

Cost of Goods Sold

There were no Cost of Goods Sold for XEME for the period ended March 31, 2020 and the year ended December 31, 2019.

Operating Expenses

For the period ended March 31, 2020 Operating Expenses for XEME was $1,239. There were no Operating Expenses for XEME for the year ended December 31, 2019

Financial Condition

As at March 31, 2020 XEME had $498,761 Total Assets and no Liabilities and there were no Assets or Liabilities for XEME as at December 31, 2019

XEME was acquired by R2T on March 17, 2020 acquiring 25 million authorized shares of XEME in exchange for $500,000 in stock subscription receivable. This transaction was agreed upon on November 7, 2019.

While we are attempting to expand operations and increase revenues, our cash position may not be significant enough to support the Company’s daily operations. We intend to raise additional funds by way of a public or private offering

Liquidity and Capital Resources

The accompanying financial statements of XEME and the proforma financial statements of XEME and the Company have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business.

Net losses of XEME for the period ended March 31, 2020 was $1,239 and for the year ended December 31, 2019 there were zero losses.

The weighted average number of XEME’s common shares outstanding was 4,120,879 for the period ended March 31, 2020 and for year ended December 31, 2019 there were no shares outstanding.

We currently require additional liquidity in order to continue operations, and we believe that we will be able to raise such additional funds by way of a public or private offering in the near future.

Cash Flows from Operating Activities

For the period ended March 31, 2020 and for the year ending December 31, 2019 XEME had no operating cash flow.

Cash Flows from Investing Activities

For the period ended March 31, 2020 XEME had $500,000 from financing activities and for the year ending December 31, 2019 XEME had no cash flows from investing activities.

Cash Flows from Financing Activities

For the period ended March 31, 2020 XEME used $500,000 in investing activities and for the year ending December 31, 2019 XEME had no cash flows from financing activities.

Subsequent Events

On the Closing Date, the Company entered into and closed the Purchase Agreement to acquire the Target Shares from the Shareholders in exchange for the Newly Issued Shares as set forth elsewhere in this report.

Off-balance Sheet Arrangements

As of the date of this report, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Properties

The Company office was located at 7135 Collins Ave., No. 624, Miami Beach, FL 33141 at the residence of our CEO for no charge and on a month by month basis. At the closing of the share exchange agreement the office of the Company will also move to share office with XEME located at 7 Deer Park Drive, Suite M-1, Monmouth Junction, NJ 08852.

XEME has entered into a lease agreement with Prince Corporate Plaza, LLC.  We have a 2-year lease with option and the rent of $3,550 is payable by month.

Security Ownership of Certain Beneficial Owners and Management

The following table presents information concerning the beneficial ownership of the shares of our Common Stock immediately after the consummation of the Transactions contemplated by the Purchase Agreement on the Closing Date, by: (i) each of our named executive officers and current directors, (ii) all of our current executive officers and directors as a group and (iii) each person we know to be the beneficial owner of 5% of more of our outstanding shares of common stock. Unless otherwise specified, the address of each beneficial owner listed in the table is c/o XEME Biopharma Holdings Inc., 7 Deer Park Drive, Suite M-1, Monmouth Junction, NJ 08852.

The percentage of beneficial ownership in the table below is based on 914,591,800 Class A common shares and 40,000,000 Class B common shares deemed outstanding as of August 3, 2020.

Name	Number of Shares of Class A Common Stock Beneficially Owned	Percent of Class A Common Stock Owned	Number of Shares of Class B Common Stock Beneficially Owned (1)	Percent of Class B Common Stock Owned (1)	Voting Control by Officers & Directors	Percent of Voting Control by Officers & Directors (1)
Officers and Directors

Gongjin Choi Chairman of the Board of Directors	0	0%	0	0%	0	0.00%

David D Lee Director	0	0%		0%	0	0.00%

Mircea C Popescu, Chief Executive Officer, Director	0	0%		0%	0	0.00%

All Directors and Officers as a Group (3 persons)	0	0%	0	0%	0	0.00%

5% Holders

R2T Biopharma Inc.	905,045,882	98.96%	40,000,000	100%	1,308,000,000	99.28%

All Directors, Officers and 5% Holders as a Group (3 persons)	0	98.96%	40,000,000	100%	1,308,000,000	99.28%

(1)

The 40,000,000 shares of class B common stock beneficially owned by R2T is a fully owned corporation of our Chairman of the Board Mr. Gongjin Choi have 400,000,000 in total votes due to class B shares having 10 votes for each share.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES OF XEME

Gongjin Choi, BS & MBA, Age 60

Chairman of the Board of Directors / Secretary

Mr. Choi is a chair of board members of both XEME Biopharma Holdings, Inc. & XEME Biopharma, Inc.  He began working with XEME in November 2019 and spends 90% of his time on XEME. He is an entrepreneur who has been dedicating to develop and implement a nutraceutical solution for the cancer treatment, utilizing conventional treatment with the alternative medicine treatment. Collaborating with a well-known oncologist, he has been successfully developing a few alterative supplements for the cancer patients. Prior to entering in the biopharma industry, he built up a career path on IT industries for over 20 years. Two companies that he initially started were now successfully trading on the KOSDAQ (Korean Securities Dealers Automated Quotations). He earned his BA of Economics & MBA from Seo Kang university in South Korea.

From March 2000 to current, Mr. Choi has served as the president & CEO of R2T Biopharma, where Mr. Choi oversees all the company’s operation. R2T Biopharma, Inc. is a nutrient supplement manufacturing & marketing company. Also from July 2007 to current, Mr. Choi is acting president of Simpac, Inc. and responsible for all company’s financial & operation. The Simpac is engineering and machinery company that invent and design an industrial printing machine and air-dynamic golf equipment.

Mircea C. Popescu, M.D., Ph.D.  Age 63

Director / Chief Executive Officer, Founder

Dr. Popescu is a member of Board of Directors of XEME Biopharma, Inc. and XEME Biopharma Holdings Inc. He is a seasoned biopharma executive having previous direct responsibilities for managing corporate growth, fostering numerous product development collaborations with companies in the United States and elsewhere and supervising clinical trials. He was one of the founders of XEME and has been the Chief Executive Officer of XEME since 2005.

He was previously General Manager of Biomira USA where he initiated a productive collaboration on cancer vaccines with NCI/NIH, and was President of Oncotherapeutics where he was instrumental in completing one of the first international biotechnology merger transactions (with Biomira of Canada). Dr. Popescu was also a Research Fellow at Wyeth Vaccines, where he developed a novel flu vaccine that was tested in volunteers. He was Scientific Founder and Executive\ Director of The Liposome Company, one of the premier biotechnology concerns, where he focused on the development of company’s first therapeutic product that reached the market (ABELCET). Dr. Popescu has numerous publications in peer reviewed science journals and is a named inventor on 24 US patents including those supporting XEME’s technology platform.

Richard J. Robb, Ph.D. age 70

Vice President and Chief Scientific Officer, Founder

Dr. Robb was one of the founders of XEME. He has held a variety of senior managerial positions for Research and Development at large pharmaceutical and biotechnology companies. He has an extensive science managerial experience that comprises preclinical research, product development, toxicology studies, quality control /assurance and organization and monitoring of clinical research. He gained international recognition for his work on Interleukin-2, one of the active ingredients in XEME’s therapeutic vaccines. The international standard for IL-2 quantification is based on his work. Dr. Robb manufactured the first biotechnology-derived IL-2 for use in clinical trials at the National Cancer Institute, a historic event for biotechnology industry. He has published over 80 scientific articles in prestigious journals, reviews and book chapters, was co-inventor on issued US patents and Principal Investigator on National Cancer Institute grants. He was one of the co-founder of XEME and has been the Vice President and Chief Scientific Officer of XEME since 2005.

David D Lee, BS, Age 59

Director

Mr. Lee board is a Director both of XEME Biopharma Holdings, Inc. & XEME Biopharma, Inc. He began working with XEME in November 2019 and works approximately 160 hours per month. He is a seasoned wealth management/financial planning specialist who has pivoted into the Biopharma space. In 2016, he was assigned as founder and COO of PeproMene Bio Pharma, Inc., which focused on Car-T-Cell technology through the City of Hope hospital. Prior to this transition, he has worked over 30+ years in the wealth management/financial planning sector through firms like New York Life, Hartford Group, and others before starting his own company where he continues to service high net worth individuals and business owners.

From January 2001 to the current time, Mr. Lee has been an independent financial consultant, servicing a high-net worth individual with sophisticated wealth strategy and trust establishment, using insurance products & services. Mr. Lee currently holds California life & health insurance certification. David Lee is not currently registered with any securities regulators at this time. He earned his BS in Chemical Engineering from Washington University in St. Louis.

Eric Kim

Mr. Kim is overseeing overall company’s finance, working 160 hours per month. Eric has over 25 years of experience in the Wealth Management and Asset Management industry.  His investment career began at JB Oxford & Company where he ultimately headed a Korean Division for the firm, implementing national marketing initiatives to grow the business in Korean American Community.  After serving several years for the firm, he joined Charles Schwab & Co. and Merrill Lynch International, servicing both domestic and international high net worth clients from Singapore, Hong Kong, and Seoul.  For the past five years, he serves as the principal of investment firm, providing wealth management services.  Eric Kim is currently acted as an Investment Adviser Representative (CRD# 2479722).  He earned a Bachelor's degree in Economics from the University of California, Los Angeles.

From April, 2009 to current, Mr. Eric Kim is an investment advisor representative for Mont Blanc Asset Inc., that he founded and still remains the majority shareholder. From June, 2020 to current, Mr. Eric Kim is overseeing overall XEME’s finance.

Alicia Jung, CPA

Ms. Jung is a part-time employee at XEME with 60 hours per month.  She is in charge of accounting of XEME.  She is an accounting professional with over nine years of experience in public and private industries.  She is forward-thinking leader offering the experience needed to address tight deadlines and manages full-cycle accounting with strong analytical skills to establish best practice. She works closely with the Management providing various financial reports.

From May 2019 to current, Ms, Jung is an accounting manager at Hycor Biomedical, LLC, served as an Accounting Manager at this Medical Device manufacturer. Provides direction and oversight for overall accounting functions; prepares financial reports and analysis, directly reports to Controller and CFO; monitors cash flows, determines expenditures and works with global companies/foreign subsidiaries. From February 2014 to October 2016, Ms, Jung worked as a senior audit manager at JC & Company, LLC. From May 2011 to February 2014, Ms, Jung worked as an accountant at the Nongshim America, Inc, a food manufacturer company.

Dayeon Kang M.S.

Ms. Kang is a senior research analyst at XEME.  From February 2015 to February 2020, Ms. Kang has served to LG Electronics Material & Device Advanced Research Institute. Ms. Kang has focused on the fabrication of reaction membrane layer for total Cholesterol, Triglycerides, HDL and LDL detection areas of research section as well as the pre-treatment and analysis of patient blood specimens. From August 2009 to January 2015, Ms. Kang has served as the research associate with LG Electronic institute of technology where she was responsible for immunosensor fabrication using antibody immobilization on metal surface to diagnosis of cardiac disease.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information concerning the annual and long-term compensation of our Chief Executive Officer, and the executive officers for services rendered in all capacities to us. The listed individuals shall hereinafter be referred to as the “Named Executive Officers.” Currently, we have no employment agreements with any of our Directors or Officers. Compensation for the future will be determined when and if additional funding is obtained.

Summary Compensation Table – Officers

		Salary	Bonus	Stock Awards	Option Awards	Non-equity Incentive plan compensation	Change in Pension Value and Nonqualified deferred compensation earnings	All other Compensation	Total
Name and principal position	Year	($)	($)	($)	($)	($)	($)	($)	($)
I. Andrew Weeraratne (1), CEO, CFO	2020	8,000	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Kazuko Kusunoki (2), Vice President- Administration	2020	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
I. Andrew Weeraratne (1), CEO, CFO	2019	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Kazuko Kusunoki (2), Vice President- Administration	2019	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Director Compensation Table

	Fees earned or paid in cash	Stock Awards	Option Award(s)	Non-equity Incentive plan compensation	Change in Pension Value and Nonqualified deferred compensation earnings	All other Compensation	Total
Name and principal position	($)	($)	($)	($)	($)	($)	($)
I. Andrew Weeraratne Chairman of the Board of Directors	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Eugene Nichols, Director	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Goran Antic, Director	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Summary Compensation Table – Officers and Directors of XEME

There were no compensation for any officers or directors for the period ended March 31, 2020 for the year ending December 31, 2019

Compensation Committee Interlocks and Insider Participation

At present, the Boards of Directors of XEME Biopharma Holding Inc. and XEME have not established any committees.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

During the current fiscal year or any currently proposed transaction, there is no transaction involving the Company, in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for its last three fiscal years.

Disclosure of Conflicts of Interest

There are no conflicts of interest between the Company and any of its officers or directors.

Stock Options

The Company has no stock option plan.

Director Independence

Effective as of the Closing Date, the Company does not currently have any directors who have been deemed independent within NYSE American’s director independence standards pursuant to the NYSE American Company Guide.

Legal Proceedings

Presently, there are not any material pending legal proceedings to which the Company or XEME are a party or as to which any of their properties are subject that are required to be disclosed pursuant to Item 1.03 of Regulation S-K under the Securities Act.

Market Price and Dividends on the Registrant’s Common Equity and Related Stockholder Matter

None of the Company’s shares of common stock are listed, quoted or traded on any stock exchange.  As of the date of this report, we have approximately 59 holders of shares of our common stock holding, in the aggregate 954,591,800 shares of our Common Stock issued and outstanding.

We have not paid any cash dividends to date and do not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Company’s business.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors, executive officers and other key employees. The indemnification agreements and our amended and restated By-Laws will require us to indemnify our directors to the fullest extent permitted by Florida law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the Securities Act), may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The Florida Business Corporation Act permits, but does not require, corporations to indemnify a director, officer or control person of the corporation for any liability asserted against her and liability and expenses incurred by her in her capacity as a director, officer, employee or agent, or arising out of her status as such, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, unless the articles of incorporation provide otherwise, whether or not the corporation has provided for indemnification in its articles of incorporation. Our articles of incorporation have no separate provision for indemnification of directors, officers, or control persons.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the act and is therefore unenforceable.

Review, Approval or Ratification of Transactions with Related Parties

We have adopted a related-party transactions policy under which our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our Common Stock, and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related-party transaction with us without the consent of our Board of Directors.

Disclosure of Conflicts of Interest

There are no conflicts of interest between the Company and any of its officers or directors.

Employment Agreements

We have no employment agreement with any officers.

Legal/Disciplinary History

XEME Biopharma Holdings Inc.

None of XEME Biopharma Holdings Inc’s Officers or Directors have been the subject of any criminal proceeding or named as a defendant in a pending criminal proceeding (excluding traffic violations and other minor offenses);

None of XEME Biopharma Holdings Inc’s Officers or Directors have been the subject of any entry of an order, judgment, or decree, not subsequently reversed, suspended or vacated, by a court of competent jurisdiction that permanently or temporarily enjoined, barred, suspended or otherwise limited such person’s involvement in any type of business, securities, commodities, or banking activities;

None of XEME Biopharma Holdings Inc.’s Officers or Directors have been the subject of any finding or judgment by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission, the Commodity Futures Trading Commission, or a state securities regulator of a violation of federal or state securities or commodities law, which finding or judgment has not been reversed, suspended, or vacated; or

None of XEME Biopharma Holdings Inc’s Officers or Directors has been the subject of any entry of an order by a self-regulatory organization that permanently or temporarily barred, suspended or otherwise limited such person’s involvement in any type of business or securities activities.

XEME Biopharma Inc.

None of XEME Biopharma Inc’s Officers or Directors have been the subject of any criminal proceeding or named as a defendant in a pending criminal proceeding (excluding traffic violations and other minor offenses);

None of XEME Biopharma Inc’s Officers or Directors have been the subject of any entry of an order, judgment, or decree, not subsequently reversed, suspended or vacated, by a court of competent jurisdiction that permanently or temporarily enjoined, barred, suspended or otherwise limited such person’s involvement in any type of business, securities, commodities, or banking activities;

None of XEME Biopharma Inc.’s Officers or Directors have been the subject of any finding or judgment by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission, the Commodity Futures Trading Commission, or a state securities regulator of a violation of federal or state securities or commodities law, which finding or judgment has not been reversed, suspended, or vacated; or

None of XEME Biopharma Inc’s Officers or Directors has been the subject of any entry of an order by a self-regulatory organization that permanently or temporarily barred, suspended or otherwise limited such person’s involvement in any type of business or securities activities.

Board Composition

Our board of directors currently consists of three persons. Each director of the Company serves until the next annual meeting of stockholders and until his successor is elected and duly qualified, or until his earlier death, resignation or removal. Our board is authorized to appoint persons to the offices of Chairman of the Board of Directors, President, Chief Executive Officer, one or more vice presidents, a Treasurer or Chief Financial Officer and a Secretary and such other offices as may be determined by the board.

We have no formal policy regarding board diversity. In selecting board candidates, we seek individuals who will further the interests of our stockholders through an established record of professional accomplishment, the ability to contribute positively to our collaborative culture, knowledge of our business and understanding of our prospective markets.

Board Leadership Structure and Risk Oversight

The board of directors oversees our business and considers the risks associated with our business strategy and decisions. The board currently implements its risk oversight function as a whole. Each of the board committees when established will also provides risk oversight in respect of its areas of concentration and reports material risks to the board for further consideration.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. We will post on our website a current copy of the code and all disclosures that are required by law or market rules in regard to any amendments to, or waivers from, any provision of the code.

DESCRIPTION OF SECURITIES

General

We are authorized to issue an aggregate number of 3,000,000,000 shares of capital stock, of which (i) 2,600,000,000 shares are Class A Common Stock, no par value share; (ii) 200,000,000 shares are Class B common stock, no par value share; and (iii) 400,000,000 shares of preferred stock, no par value share.

Class A Common Stock

We are authorized to issue 2,600,000,000 shares of Common Stock. As of August 3, 2020, 914,591,800 shares of Class A Common Stock are issued and outstanding. Each share of Common Stock shall have one (1) vote per share for all purposes. Our common stock does not provide a preemptive or conversion right and there are no redemption or sinking fund provisions or rights. Holders of our Common Stock are not entitled to cumulative voting for election of the Company’s board of directors.

The holders of our Common Stock are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future.

Class B Common Stock

We are authorized to issue 200,000,000 shares of Class B common stock. As of August 3, 2020, 40,000,000 shares of Class B common stock are issued and outstanding. Each share of Class B common stock shall entitle the holder to ten (10) votes for each one vote per share of the Common Stock, and with respect to that vote, shall be entitled to notice of any stockholders’ meeting in accordance with the Company’s bylaws, and shall be entitled to vote, together as a single class with the holders of Common Stock with respect to any question or matter upon which the holders of Common Stock have the right to vote. Class B common stock shall also entitle a holder to vote as a separate class as set forth in the Company’s bylaws.

The holders of our Class B common stock are entitled to dividends out of funds legally available when and as declared by our board of directors at the same rate per share as the Common Stock. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future.

Each share of Class B common stock is convertible into one (1) share of Common Stock, subject to adjustment, at any time at the option of the holder.

All outstanding shares of Class B common stock are duly authorized, validly issued, fully paid and non-assessable. So long as any shares of Class B common stock are outstanding, we have agreed not to take the following actions without the prior written consent of the holders of at least a majority of the voting power of the then outstanding Class B common stock:

·

sell, convey or otherwise dispose of or encumber all or substantially all of our assets, or merger with or consolidate with another corporation, other than our wholly-owned subsidiary, or effect any transaction or series of transactions in which more than 50% of the voting power of our company is transferred or disposed of;

·	alter or change any of the rights of the Class B common stock or increase or decrease the number of shares authorized;

·

authorize or obligate our company to authorize any other equity security or security which is convertible or exercisable into an equity security of our company which has rights, preferences or privileges which are superior to, on a parity with or similar to the Class B common stock;

·	redeem or repurchase any of our securities;

·	amend our articles of incorporation; or

·	change the authorized number of our board of directors.

Preferred Stock

We are authorized to issue up to 400,000,000 shares of preferred stock, no par value share, in one or more classes or series within a class as may be determined by our board of directors, who may establish, from time to time, the number of shares to be included in each class or series, may fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof. Any preferred stock so issued by the board of directors may rank senior to other existing classes of capital stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of us, or both. Moreover, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, under certain circumstances, the issuance of preferred stock or the existence of the unissued preferred stock might tend to discourage or render more difficult a merger or other change of control. Currently, no shares of our preferred stock have been designated any rights and we have no shares of preferred stock issued and outstanding.

10,000,000 preferred stock has been classed as Series A preferred stock with each such preferred stock convertible to 10 Class A common stock and the price of such preferred stock to be determined by the Board of Directors at the time of issuance. As of August 3, 2020, no such Series A preferred stock has been issued.

Warrants

There are no outstanding warrants to purchase our securities.

Options

There are no outstanding options to purchase our securities.

Transfer Agent and Registrar

We currently do not have a transfer agent.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our Board of Directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our Board of Directors considers relevant.

EXPERTS

XEME financial statements as of March 31, 2020, and for the three months ended March 31, 2020, and as of December 31, 2019, and for the year ended December 31, 2019 included in this prospectus have been audited by Benjamin & Ko, independent registered public accounting firm, as indicated in their report with respect thereto, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

Item 6.

Changes in Control of issuer

The Company acquired 100% of the issued and outstanding equity of XEME (the “Target Shares”), which are 100% owned by XEME Shareholder, R2T in exchange for $120,000 in cash and a combination 945,045,882 common shares consist of 905,045,882 Class A common shares with one vote for each share and 40,000,000 Class B common shares with ten votes for each share of the Company (collectively, the “New Company Shares” or the “Securities”). Immediately prior to the issuance of the New Company Shares to the XEME Shareholders, the Company had 15,545,918 shares of Class A Common issued and outstanding which was reduced after the principal shareholder of the Company sold back to the Company 6,000,000 shares in exchange for net assets of the company to be transferred to him prior to this agreement is signed to bring down the Class A shares issued and outstanding to 9,545,918, zero shares of Class B Common issued and outstanding and zero shares of preferred stock issued and outstanding. The officers and the Board of directors of the Company shall resign as part of this share exchange agreement and the new officers and directors shall be elected.

Item 7.

Departure of Certain Officers

The following officers and the Board of directors of the Company shall resign as part of this share exchange agreement:

Name	Position
I Andrew Weeraratne	CEO/Director
Eugene Nichols	Director
Goran Antic	Director
Kazuko Kusunoki	VP-Administration

Item 8. Certain Unregistered Sales of Equity Securities

The following are all issuances of securities by the registrant since its formation in April 2019, which were not registered under the Securities Act. In each of these issuances the recipient represented that he or she was acquiring the shares for investment purposes only, and not with a view towards distribution or resale except in compliance with applicable securities laws. No general solicitation or advertising was used in connection with any transaction, and the certificate evidencing the securities that were issued contained a legend restricting their transferability absent registration under the Securities Act or the availability of an applicable exemption therefrom. Unless specifically set forth below, no underwriter participated in the transaction and no commissions were paid in connection with the transactions.

The shares of our common stock were issued pursuant to an exemption from registration in Section 4(a)(2) of the Securities Act of 1933. These shares of our common stock qualified for exemption under Section 4(a)(2) of the Securities Act of 1933 since the issuance of shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(a)(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, these shareholders had necessary investment intent as required by Section 4(a)(2) since they agreed to receive share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.”  All shareholders are “sophisticated investors” and are family members, friends or business acquaintances of our officers and directors. Based on an analysis of the above factors, we believe we have met the requirements to qualify for exemption under section 4(a)(2) of the Securities Act of 1933 for this transaction.

On April 5, 2019 the Company issued Andrew Weeraratne (AW) its CEO, CFO and Chairman of the Board of Directors 11,000,000 Class B shares at the par value of $0.0001 for a total of $1,100 that AW paid to the Company.

As shown on the table below, on April 5, 2019, the Company issued the following shares of Class A common stock as founders’ shares to the following officers and directors for a total of $230 that AW paid to the Company.

Name	Title	# of Shares	Consideration ($)
Eugene Nichols	Director	100,000	$10

Groan Antic	Director	100,000	$10

Kazuko Kusunoki	Vice President- Administration	100,000	$10

Mfusion Corp	A related company	1,000,000	$100

PEHF LLC	A related company	1,000,000	$100

Mfusion Corp is a related company that AW is the CEO, CFO and the Chairman of Board of Directors. All directors of the Company are also directors of Mfusion Corp. On April 4, 2019 Mfusion Corp loaned $10,000 to the Company at an annual interest rate of 6% per year with the interest to be accrued quarterly. The Board of Directors of the Company gave Mfusion Corp the option to convert this $10,000 loan to 100,000 Class A common stock of the Company at $0.10 per share within 6 years from April 4, 2019. This $10,000 loan was paid back to Mfusion Corp on May 15th 2019 with Mfusion Corp board (which is the same as the Board of the Company) agreed to forego the interest payments due on the loan up to that day due to getting 1,000,000 shares at par value on April 4, 2019.

PEHF LLC is a limited liability company where AW is the General Partner.

On April 10, 2019, we sold 1,630,000 Class A Common Stock at $0.01 per share to eight shareholders, with whom the founder of the Company AW has established long term relationship, for a total sum of $16,300.

On May 5, 2019 we gave 100,000 Class A common stock for a valuation of $1,000 to Clifford Hunt Esq as part of legal fees.

On August 19, 2019 we gave 100,000 Class A common stock for a valuation of $1,000 to Christopher Cibelli who joined as our creative director and producer of festivals as a start-up bonus.

At the closing of the share exchange agreement, the Company issued 40,000,000 Class B common shares and 905,045,882 Class A common share to R2T Biopharma Inc., in exchange for $120,000 in cash and 100% ownership of XEME Biopharma Inc.

Item 9

Other Events

Amendment to Articles of Incorporation or Bylaws

On August 3, 2020 the Company filed an amended to its Articles of Incorporation for following purposes:

1.

To change the name of the corporation to XEME Biopharma Holdings Inc.,

2.

To change the par value of shares from $0.0001 to no par value shares.

3.

To increase the number of authorized shares to 3 billion shares compromise of 2,400,000,000 Class A common shares, 200,000,000 Class B common shares and 400,000,000 preferred shares with 10,000,000 of preferred shares classed as Series A preferred shares with one preferred share convertible to 10 class A common shares with price of such Series A preferred shares to be determined by Board of Directors at the time of offering.

4.

To change the Board of Directors of the corporation

5.

To change the address of the corporation

Change in Shell Company Status

Immediately prior to the consummation of the Transaction, the Company was a shell company as defined by Rule 405 of the Securities and Exchange Commission. As a result of the Transaction and this current report, the Company ceased to be a shell company as XEME is a development stage biopharma company with two major categories of product lines with by 6 full-time employees and 1 part time employees.

Two major categories of product lines are as follows:

A.

Autologous, personalized TCV products: XEME has obtained from FDA the IND #15639 that will allow submission for approval of several clinical protocols for various hematologic and solid tumors. Currently, OncoquestTM-CLL is in a Phase I clinical trial for previously untreated, early stage chronic lymphocytic leukemia (CLL) patients (Robert H. Lurie Comprehensive Cancer Center, Northwestern University, Chicago). XEME currently have a pilot Phase II approved protocol for FL, ready for execution and are designing additional protocols for FL and Solid tumors (Ovarian Cancer) utilizing total antigenic repertoire as well as novel neo-antigens. Additionally, we also have full Phase II draft protocol for FL.

To pursue the development of autologous vaccines for solid tumor cancers for future clinical studies as well as compassionate use programs, XEME has performed manufacturing development research on human biopsy samples from ovarian, lung, melanoma, colon, pancreatic and hepatic malignant tumors. The Company is also initiating collaborative research in established animal models of colorectal cancers to assess pre-clinical efficacy. If the results of these investigations are positive, they will be used to initiate the regulatory and clinical development stage for an autologous vaccine for colorectal cancer.

B.

 Non-personalized (off-the-shelf) active immunotherapy products: In order to provide innovative solutions for operable bulky or inoperable solid tumors, XEME has products having ‘off-the-shelf’ standard biologic marketing potential: Oncolipin-IT for ‘in situ’ vaccination by intra-tumoral (IT) inoculation (IND development phase for colorectal cancers) as well as

OncoquestTM-PC, a therapeutic Prostate Cancer vaccine (Research phase) that incorporates common tumor antigen(s) alongside a powerful immuno-stimulant. Figure 6 summarizes XEME’s pipeline and the pre-clinical/clinical stage of its products.

Financial Statements and Exhibits

(a) Financial Statements of Business Acquired. The financial statements of XEME Biopharma Inc., required by Rule 8-04(b) of Regulation S-X, including the notes to such financial statements and the report of the independent auditor thereon are attached as Exhibit 15.2 hereto and incorporated herein by reference.

(b) Pro Forma Financial Information. The pro forma financial information required by Rule 8-05(b) of Regulation S-X and the notes related thereto, which reflect the acquisition of the Subsidiary, are attached as Exhibit 15.3 hereto and incorporated herein by reference.

Exhibits:

Exhibit No.	Description	Filed with

2A	Articles of Incorporation of Acqusalut Inc.	Form 1-A offering statement on May 7, 2019

2A.1	Amended Articles of Incorporation of XEME Biopharma Holdings Inc.	Filed herewith

2A.2	Articles of Incorporation of XEME Biopharma Inc. & Amendments to AOC	Filed herewith

2B	Bylaws of Acqusalut Inc.	Form 1-A offering statement on May 7, 2019

2B.1	Bylaws of XEME Biopharma Inc.	Filed herewith

4	Form of Subscription Agreement	Form 1-A offering statement on May 7, 2019

4B	Amended Subscription Agreement	Form 1-A Amnd No.2 offering statement on Oct 17, 2019
4.2	Share Exchange Agreement between Xeme Biopharma Holdings Inc. & XEME & R2T Biopharma Inc.	Filed herewith

6	Convertible Loan Agreement with Mfusion Corp	Form 1-A offering statement filed May 7, 2019

6.1	Convertible Loan P Bollar	Form 1-SA Semiannual Report file July 14, 2020

9	MaloneBailey LLP Prior Auditor letter	Form 1-U Current Report filed on June 2, 2020

11	MaloneBailey LLP consent	Form 1-A Amnd No.3 offering statement on Oct 29, 2019

11.2	Raymond & Ko consent	Filed herewith

12.1	Opinion of Law Office of Clifford J. Hunt, P.A.	Form 1-A offering statement on May 7, 2019

12.2	Consent of Counsel (included in Exhibit 12.1)	Form 1-A offering statement on May 7, 2019

15	Code of Business Conduct and Ethics	Form 1-A offering statement on May 7, 2019

15.1	Letter of Intent between the Company and XEME Biopharma Inc.	Form 1-U Current Report filed on June 2, 2020

15.2	XEME Biopharma Inc. Financial Statements	Filed herewith

15.3	Proforma Financial Information	Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XEME Biopharma Holdings Inc.

By: /s/ Gongjin Choi

Gongjin Choi, Secretary

  XEME Biopharma, Inc.

  7 Deer Park Drive, Suite M-1

  Monmouth Junction, NJ 08852

  Date August 7, 2020

1